Form 51-102F3

MATERIAL CHANGE REPORT

Item 1                      Name and Address of Company

Gildan Activewear Inc.
600 Boul. de Maisonneuve West, 33rd floor
Montreal, QC H3A 3J2

Item 2                                Date of Material Change

February 4, 2015.

Item 3                                News Release

The material change was disclosed in a press release dated February 4, 2015 disseminated by Gildan Activewear Inc. (“Gildan”) via Marketwired and filed on SEDAR.

Item 4                                Summary of Material Change

On February 4, 2015, Gildan announced that its board of directors (the “Board”) approved a share dividend of one common share for each issued and outstanding common share of Gildan, which was the same effect as a two-for-one stock split of Gildan’s outstanding common shares.

Item 5                                Full Description of Material Change

On February 4, 2015, the Board approved a share dividend of one common share for each issued and outstanding common share of Gildan, which has the same effect as a two-for-one stock split of the Gildan’s outstanding common shares. Gildan’s share dividend on the common shares will be paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an "eligible dividend" for Canadian tax purposes.

Shareholders do not need to take any action in order to receive this share dividend. Computershare Investor Services Inc., Gildan’s transfer agent, will send to registered shareholders a notice under the direct registration system indicating the number of additional common shares that they receive as a result of the share dividend. These additional common shares will be held in book entry form and registered electronically in the transfer agent's recordkeeping system, unless a physical share certificate is requested by the registered shareholder. Beneficial owners of common shares held through a brokerage account will have their accounts automatically updated to reflect the share dividend.

In accordance with the applicable rules of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), the “due bill” trading procedure of such stock exchange will apply to the share dividend. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as a share split. In this instance, anyone purchasing a common share of Gildan during the period commencing on March 18, 2015, being two trading days before the record date, and ending on March 27, 2015, being the payment date, inclusively, shall receive a right to receive the share dividend, provided that person still holds the common shares on the payment date. Any trades that are executed on the TSX or the NYSE during that period will be flagged to ensure purchasers receive the entitlement to the share dividend. The common shares will commence trading on an ex-dividend basis (on a split basis) on March 30, 2015. The due bill redemption date will be April 1, 2015.

For Canadian income tax purposes, the aggregate amount of the share dividend is nominal. Accordingly, there will be no Canadian income tax payable by the shareholders with respect to the share dividend. In addition, there will be no unfavourable U.S. federal income tax consequences for shareholders. For more information, shareholders and beneficial owners should consult their own tax advisor. Also, the share dividend will not dilute shareholders' equity. All share and per share data for future periods will reflect the share dividend. In addition, Gildan’s equity-based compensation plan as well as Gildan’s current common share repurchase program will be adjusted to reflect the stock split.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

James Kehoe
Executive Vice-President, Chief Financial and Administrative Officer

Item 9                                Date of Report

February 10, 2015